                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

                         Commission file number 0-22531

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PanAmSat Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PanAmSat Corporation, 20 Westport Road, Wilton, Connecticut 06897

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS REQUIRED BY ITEM 4 OF FORM
11-K

                                                                                               Page
                                                                                               ----
INDEPENDENT AUDITORS' REPORT                                                                      2

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
        as of December 31, 2002 and 2001                                                          3

     Statements of Changes in Net Assets Available for Benefits
        for the Years Ended December 31, 2002 and 2001                                            4

     Notes to Financial Statements                                                              5-8

SUPPLEMENTAL SCHEDULES:

     Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment
        Purposes as of December 31, 2002                                                          9

     Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year
        Ended December 31, 2002                                                                  10

Exhibit 23 - Independent Auditors' Consent

Exhibit 99.1 - Certification by Chief Executive Officer

Exhibit 99.2 - Certification by Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
PanAmSat Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 and supplemental schedule of reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 13, 2003

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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001

                                               2002                 2001
ASSETS:
 Investments, at fair value:
   Noninterest Bearing Cash                $         -          $       165
   Interest Bearing Cash                       113,289              118,136
   Mutual Funds                             21,007,125           21,922,902
   Common Stock                              4,385,339            5,105,173
   Participant Loans                         1,090,172            1,030,064
                                           -----------          -----------
              Total Investments             26,595,925           28,176,440
                                           -----------          -----------

   Other Receivables                               140                    -
                                           -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS          $26,596,065          $28,176,440
                                           ===========          ===========

                       See notes to financial statements.

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                  2002                   2001
ADDITIONS:
  Investment Income:
       Net depreciation in fair value of investments          $ (5,866,797)          $ (5,092,671)
       Dividends and interest                                      502,531                546,550
  Participant Contributions                                      4,243,298              4,405,920
  Employer Contributions                                         1,960,956              2,152,724
                                                              ------------           ------------

         Total additions                                           839,988              2,012,523
                                                              ------------           ------------
DEDUCTIONS:
  Administrative Expenses                                          (12,927)               (11,964)
  Distributions to Participants                                 (2,407,436)            (1,344,559)
                                                              ------------           ------------

         Total deductions                                       (2,420,363)            (1,356,523)
                                                              ------------           ------------

NET (DECREASE) INCREASE                                         (1,580,375)               656,000

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             28,176,440             27,520,440
                                                              ------------           ------------

  End of year                                                 $ 26,596,065           $ 28,176,440
                                                              ============           ============

                       See notes to financial statements.

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF THE PLAN

The following brief description of the PanAmSat Corporation Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a voluntary defined contribution plan, which was established June 1, 1997. Generally, all employees of PanAmSat Corporation ("the Company") who have completed one month of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The trustee, custodian and record keeper of the Plan is Fidelity Management Trust Company ("Fidelity").

Participant Contributions - Eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($11,000 in 2002 and $10,500 in 2001).

Employer Matching Contributions - The Company contributes on a matching basis an amount equal to 100% of up to the first 4% of each participant's compensation, which is invested in PanAmSat Corporation common stock. Matching contributions with respect to elective deferrals made in any calendar year were required to remain invested in that form at least until the January 1 following one calendar year after the calendar year in which such contribution was made. Effective in February 2003, participants may immediately exchange the Company's matching contributions invested in PanAmSat Corporation common stock into another investment option, without a waiting period.

Vesting - There is 100% vesting of employee and employer contributions immediately upon participation.

Investment Options - Upon enrollment in the Plan, a participant may direct that contributions be made in certain investment options, in which neither the principal nor investment earnings are guaranteed. Plan assets were held in the following investment options at December 31, 2002:

         Fidelity Fund - This fund seeks long-term capital growth, with a reasonable level of current income as a secondary objective, through investment in common stocks.

         Fidelity Managed Income Portfolio Fund - This fund seeks the preservation of capital and a competitive level of income over time. The portfolio's goal is to maintain a stable $1 share price, but yields will fluctuate. The portfolio purchases investment contracts with variable and fixed rates that have maturities of between one and seven years. A portion of this fund's investments are guaranteed investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals). The average yield was approximately 5.30% and 5.62% during 2002 and 2001, respectively, with stated interest rates ranging from 0.5% to 10.875% at December 31, 2002. Generally, fair value of plan assets invested approximates contract value, which was approximately $3,602,958 at December 31, 2002.

         Fidelity Puritan Fund - This fund seeks as much income as possible, consistent with the preservation of capital, by investing in a broadly diversified portfolio of high-yielding bonds, common stocks and preferred stocks.

         Fidelity U.S. Bond Index Fund - This fund seeks to match the investment returns of the Lehman Brothers Aggregate Bond Index.

         Fidelity Diversified International Fund - This fund seeks capital growth by investing mainly in countries which are included in the Morgan Stanley EAFE Index, focusing on companies with market capitalizations of $100,000,000 or more.

         Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation, and invests mainly in a portfolio of low-priced stocks that may be undervalued, overlooked or out-of-favor. This fund carries a redemption fee that is charged to discourage short-term buying and selling of fund shares.

         Fidelity Equity Income Fund - This fund seeks income from a portfolio of equity securities that exceeds the composite yield as represented by the Standard & Poor's 500 Index.

         Fidelity Blue Chip Growth Fund - This fund seeks growth of capital over the long term by investing in common stocks of more well-known, established companies.

         Fidelity Aggressive Growth Fund - This fund seeks growth of capital over the long-term by investing in the stocks of small and medium-sized developing companies.

         Fidelity Growth Company Fund - This fund seeks capital appreciation by investing in common stocks of domestic and foreign issuers that may have above-average growth potential.

         Fidelity Over the Counter Portfolio Fund - This fund seeks capital appreciation by investing in securities principally traded on the over-the-counter market.

         Fidelity Balanced Fund - This fund seeks the highest amount of current income possible while preserving capital, by investing in a balance of quality bonds and high-yielding stocks.

         Fidelity Dividend Growth Fund - This fund seeks capital appreciation by investing primarily in companies that it believes will pay dividends in the future.

         Fidelity Mid-Cap Stock Fund - This fund seeks capital growth by investing in the stocks of companies with small market capitalizations similar to those in the Russell 2000 Index and the Standard & Poor's SmallCap 600 Index.

         Spartan U.S. Equity Index Fund - This fund seeks investment results that correspond to the total return performance of the Standard and Poor's 500 Index by duplicating the investment composition.

         Fidelity Global Balanced Fund - This fund seeks income and capital growth consistent with reasonable risk by investing in equity and debt securities, including lower quality securities issued anywhere in the world.

         PanAmSat Corporation Stock Fund - Funds are invested in PanAmSat Corporation common stock.

Participant Accounts - Each participant's account is credited with the participant's contribution and the allocation of any employer contribution and Plan earnings. Each participant's account is also debited with Plan losses, expenses and distributions to the participant. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Participant Loans - Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of: (a) 50% of the participant's balance or
(b) $50,000 reduced by the highest outstanding loan balance in the participant's account during the one-year period ending on the day before the date on which such loan is made. Loan transactions are treated as directed investments to
(from) the investment fund from (to) the Participant Loan Fund with respect to each such participant. Loan terms cannot exceed five years, except for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

Payment of Benefits - On termination of service to the Company due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the balance of the participant's account. Alternatively, the payment could be made in installments over any period which does not exceed the life expectancy of a participant or, in the event of a participant's death, the participant's beneficiary.

Participant Distributions - Participants can withdraw, without penalty imposed by the Plan, their account balance upon termination of the Plan, retirement, death, disability or separation from service.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments held in the funds are valued on the basis of quoted market values. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The following investments comprised 5% or more of the total assets of the Plan as of December 31, 2002 and 2001:

                                                                      2002                2001
                                                                      ----                ----
PanAmSat Corporation Stock Fund .............................      $4,385,339          $5,105,173
Fidelity Fund ...............................................       2,647,823           4,161,549
Fidelity Low-Priced Stock Fund ..............................       2,610,406           2,792,532
Fidelity Diversified International Fund......................       1,497,106           1,527,794
Fidelity Global Balanced Fund ...............................       1,518,100           1,675,784
Fidelity Mid-Cap Stock Fund .................................       1,571,964           2,048,759
Fidelity Managed Income Portfolio ...........................       3,602,958           3,334,309
Fidelity U.S. Bond Index Fund ...............................       1,868,299                 N/A

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Expenses of the Plan - All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not reimbursed by the Plan. Certain fees are assessed by the custodian for the processing of participant loans and participant withdrawals. These fees are deducted from the related participant's account.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.       PARTY-IN-INTEREST TRANSACTIONS

The Plan had investments and transactions with parties-in-interest, those parties being Fidelity, PanAmSat Corporation, and participants with loan balances. Therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by ERISA.

4.       TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated December 5, 2001. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and is not subject to federal income taxes.

                                     ******

                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 2002

                                                                DESCRIPTION                                   CURRENT
IDENTITY OF PARTY                                              OF INVESTMENT                  COST             VALUE
*  PanAmSat Corporation Stock Fund                           Interest Bearing Cash         $   113,289      $   113,289
*  PanAmSat Corporation Stock Fund                                  299,545 shares           9,063,609        4,385,339
*  Fidelity Fund                                                118,949.837 shares           4,610,689        2,647,823
*  Fidelity Puritan Fund                                          7,637.841 shares             134,124          120,602
*  Fidelity Equity Income Fund                                    6,431.854 shares             300,544          255,152
*  Fidelity Growth Company Fund                                  20,792.279 shares           1,233,770          736,463
*  Fidelity Over the Counter Portfolio Fund                      28.301.317 shares           1,102,169          676,684
*  Fidelity Balanced Fund                                        37,775.526 shares             555,882          502,037
*  Fidelity Blue Chip Growth Fund                                32,664.244 shares           1,509,897        1,043,296
*  Fidelity Low-Priced Stock Fund                               103,710.991 shares           2,447,094        2,610,406
*  Fidelity Aggressive Growth Fund                              108,980.822 shares           2,586,855        1,219,495
*  Fidelity Diversified International Fund                       87,243.937 shares           1,940,663        1,497,106
*  Fidelity Dividend Growth Fund                                 19,166.174 shares             526,308          427,789
*  Fidelity Global Balanced Fund                                102,713.109 shares           1,945,981        1,518,100
*  Fidelity Mid-Cap Stock Fund                                   96,676.757 shares           2,169,746        1,571,964
*  Fidelity Managed Income Portfolio Fund                     3,602,958.280 shares           3,602,958        3,602,958
*  Spartan US Equity Index                                       22,759.272 shares             990,503          708,951
*  Fidelity US Bond Index Fund                                  166,218.745 shares           1,798,540        1,868,299
*  Participant Loans                                      Loans to participants at           1,090,172        1,090,172
                                                          interest rates between
                                                          5.75% and 9.50%
                                                                                           -----------      -----------

                                                                                           $37,722,793      $26,595,925
                                                                                           ===========      ===========

* Party-in-interest

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                  PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

        SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved           Description of Asset           Purchase Price
--------------------------           --------------------           --------------
SINGLE TRANSACTIONS:

      None

SERIES OF TRANSACTIONS:

      *PanAmSat Corporation    PanAmSat Corporation Common Stock       $1,960,956

*Party-in-interest

                                    SIGNATURE

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company, as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    PanAmSat Corporation

June 26, 2003                       By: /s/ D. M. Reid
                                        ----------------------------------------
                                        D. M. Reid
                                        Senior Vice-President, Human Resources
                                        PanAmSat Corporation, on behalf of the
                                        PanAmSat Corporation Retirement Savings
                                        Plan